  Exhibit 99.1

High Tide Reports Second Quarter 2026 Financial Results Featuring Record Revenue of $179.3MM, and Adjusted EBITDA of $13.9MM

The Company Also Reports Positive Free Cash Flow and Net Income

The Company's German Medical Cannabis Subsidiary, Remexian Pharma GmbH (Remexian) Generated Record Revenue of $31.6 Million with Gross Margins Increasing to 27%

•	The Company Has Secured Credit Approval with Bank of Montreal for $40MM of Senior Secured Credit Facilities to Fuel Further Non-Dilutive Growth
•	Canadian Cabana Club Membership Now Exceeds 2.65 Million, Up 39% Compared to the Previous Year
•	ELITE Members in Canada Have Surpassed 178,000, Up 84% Compared to the Previous Year
•	High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars,[1] and Continues to Hold a Leading 12% Share of the Cannabis Retail Market Across the Five Provinces in Which the Company Has a Presence[2]

High Tide Inc., June 15, 2026

CALGARY, AB, June 15, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today released its financial results for the second fiscal quarter of 2026 ended April 30, 2026, the highlights of which are included in this news release. The full set of unaudited condensed interim consolidated financial statements for the three months ended April 30, 2026 and 2025 (the "Financial Statements") and accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov/edgar.

"Our second quarter results highlight the strength of High Tide's diversified growth strategy and our ability to execute at a high level across multiple geographies. Through the continued integration of Remexian, we have expanded our supply chain capabilities, eliminated unnecessary intermediaries, and are procuring biomass at materially lower costs than Remexian could on its own, enabling us to achieve key operational and financial objectives approximately 90 days ahead of our internal expectations," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Meanwhile, our core Canadian bricks-and-mortar business continues to outperform the broader cannabis retail sector across virtually every meaningful metric. This has resulted in High Tide reporting significantly higher income from operations, sustained positive free cash flow, and net income. As we look ahead, although we are already the leaders in both Canada and Germany when it comes to market share, we believe we have significant runway ahead to keep posting gains. We remain highly optimistic about the strong momentum we are generating, and are now eyeing other markets in Europe to build upon our global ambitions. I believe High Tide remains exceptionally well positioned for long-term value creation. In particular, we are thrilled to have a tier one bank as our long-term credit partner to fuel our global expansion," added Mr. Grover.

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[1] Based on public company reporting
[2] Based on publicly available store count data for February 2026 and March 2026 in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators

Second Fiscal Quarter 2026 - Financial Highlights:

•	Revenue was a record $179.3 million for the three months ended April 30, 2026 compared to $137.8 million during the same period last year, an increase of 30% compared to last year, representing the fastest growth rate in 11 quarters. Revenue was up 1% sequentially during the three months ended April 30, 2026. Despite the quarter being seasonally slowest and having three fewer days, this was the fourth consecutive quarter marking a new all-time high in revenue.
•	Gross profit was a record $48.4 million for the three months ended April 30, 2026, up 36% compared to the previous year and up 9% sequentially.
•	Gross margin was 27% for the three months ended April 30, 2026, which was up from 26% a year ago, and up 200 basis points compared to 25% sequentially. The second fiscal quarter of 2026 marked an eight-quarter high in consolidated gross margin. The margins in the Company's medical cannabis distribution segment were 27% in the second fiscal quarter, which was more than double the first fiscal quarter's level of 12%.
•	Adjusted EBITDA was yet another record of $13.9 million in the three months ended April 30, 2026. This was up 73% compared to last year, marking the fastest growth rate in nine quarters, and up 21% sequentially despite there being three fewer days in the quarter.
•	The Company generated $1.5 million in free cash flow in the three months ended April 30, 2026. While this was below the $4.9 million generated in the previous year, and $2.9 million sequentially, this was mainly due to working capital investments to grow the business. Cash flows from operations before changes in non-cash working capital reached a seven-quarter high at $8.8 million in the second fiscal quarter of 2026. During the past four quarters, the Company has generated $13.4 million in free cash flow.
•	General and administration expenses represented 4.0% of revenue in the three months ended April 30, 2026, which improved from 4.2% during the previous year, and 4.1% sequentially, and was the lowest level in seven quarters.
•	Salaries, wages, and benefits represented 11.9% of revenue in the three months ended April 30, 2026, which improved from 12.7% during the previous year, and compared to 11.8% sequentially.
•	Income from operations was a record $6.1 million in the three months ended April 30, 2026. This was up 554% compared to last year, and up 157% sequentially.
•	During the second fiscal quarter, the Company generated positive net income, which represented significant improvements from a net loss of $2.8 million compared to a year ago, and a net loss of $0.4 million sequentially. Adjusted for changes in non-cash derivative liability, which were driven by out performance in the Company's medical cannabis distribution segment ahead of management's expectations, and excluding the non-controlling interest, net income was $0.6 million, marking a meaningful reversal from $(2.9) million a year ago, and $(2.1) million sequentially.
•	During the second fiscal quarter, adjusted for changes in non-cash derivative liability, earnings per fully diluted share were $0.01, which improved from $(0.04) a year ago and $(0.02) sequentially.
•	Cash and cash equivalents, including restricted cash, as at April 30, 2026 totaled $36.5 million, which compared to $34.7 million in the prior year, and $46.4 million sequentially.

Second Fiscal Quarter 2026 - Retail Highlights:

•	Canadian Cabana Club membership has surpassed 2.65 million, an increase of 39% compared to last year, and 3% sequentially. In the last twelve months, the Cabana Club added 750,00 new members. Cabana Club remains the largest cannabis loyalty program globally. The Company has also exceeded 178,000 ELITE members in Canada, an increase of 84% from the previous year and 10% sequentially.
•	The average Canna Cabana store generated 1.9x revenue versus peers.[3]
•	Same-store sales were (1.2%) compared to last year in the second fiscal quarter of 2026. Based on public filings and the intelligence the Company has gathered, it believes that it nevertheless outperformed its publicly traded and privately held peers. Since the launch of its discount club model in October 2021, same store sales at Canna Cabana are up 161% while the average operator has experienced a 7% decline in sales.[4]
•	Canna Cabana maintained a 12% market share, consistent with the previous year.[5] Excluding British Columbia, where all cannabis retailers are capped at eight stores, Canna Cabana's market share was 14%, up from 13% in the previous year.
•	For the 12 months ended March 2026, total industry sales in the five provinces where the Company operates were up 3% year over year. In contrast, total Canna Cabana sales were up 13% during this period.
•	Canna Cabana had a shrink rate of 0.2% during the three months ended April 30, 2026. This marked an improvement from 0.3% during each of the three months ended January 31, 2026, and April 30, 2025.
•	Excluding stores open less than six months which are still ramping up, annualized retail sales per square foot were $1,620 across the Canna Cabana store network during the second fiscal quarter of 2026, which was 5% lower compared to the previous year and 6% sequentially, largely due to the three fewer days in the quarter. This was higher than many best-in-class international retailers.
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[3] For the month of March 2026, based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[4] Calculated by chaining monthly data, and based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[5] For the months of February 2026 and March 2026, based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators

Second Fiscal Quarter 2026 - Operational Highlights (February 1, 2025 - April 30, 2026):

•	The Company opened three new Canna Cabana locations in Ontario - Scarborough, Sarnia and Caledonia - bringing the total Canna Cabana store count to 221 locations across Canada.
•	The Company announced the appointment of Kathleen Skerrett and Menashe Kestenbaum as directors of the Company, and the appointment of David Wallach and Filip Ernest as members of the Company's Advisory Board.
•	The Company's wholly owned U.S. hemp-derived CBD subsidiary, NuLeaf Naturals, announced its intention to pursue participation in the U.S. Centers for Medicare & Medicaid Services Innovation Center's Beneficiary Engagement Incentive pilot program as a supplier of eligible hemp-derived CBD products, and began engaging with participating organizations.

Subsequent Events (May 1, 2026 - Present):

•	The Company opened new Canna Cabana locations in Toronto and Welland, and announced a new location in Calgary alongside a definitive agreement to acquire four stores in Ontario, which will bring the total Canna Cabana store count to 228 locations across Canada.
•	The Company secured credit approval from Bank of Montreal for $40MM of credit facilities as its new senior lender.
•	Certain officers, directors, and consultants, led by the Company's President and Chief Executive Officer, in the aggregate, acquired 90,882 common shares in the capital of High Tide on the open market between May 6, 2026, and May 8, 2026, at an average price of $3.39 per Common Share.

Second Fiscal Quarter 2026 - Medical Cannabis Update

•	During the second fiscal quarter of 2026, Remexian distributed a record 7.6 tonnes of medical cannabis into the German market, marking the highest quarterly distribution volume in the company's history. Volumes increased 49% compared to the previous year and 21% sequentially.
•	The segment generated record revenue of $31.6 million during the second fiscal quarter of 2026, compared to $25.0 million during the first fiscal quarter of 2026.
•	During the second fiscal quarter of 2026, Remexian generated gross margin of 27%, more than doubling the 12% Remexian generated during the first fiscal quarter of 2026.
•	Remexian's market share of tonnage distributed in Germany now exceeds 14% for the three months ended March 2026, building on its upward trajectory from 6.5% for the three months ended September 2025 and 10.3% for the three months ended December 2025.[6]

Note that Q4 2025 revenue and gross margin include
two months of contribution from Remexian.

Market share estimate based on total BfArM import data

Selected financial information for the Three Months Ended April 30, 2026:
(Expressed in thousands of Canadian Dollars)

	Three months ended April 30,			Six months ended April 30,
	2026	2025	Change	2026	2025	Change
	$	$	∆	$	$	∆
Free cash flow(i)	1,482	4,896	(70) %	4,421	2,996	48%
Net cash provided by operating activities	4,433	8,255	(46) %	10,293	8,938	15%
Revenue	179,296	137,804	30%	357,625	280,265	28%
Gross profit	48,391	35,471	36%	92,800	70,911	31%
Gross profit margin(ii)	27%	26%	1%	26%	25%	1%
Adjusted gross margin(iii)	27%	26%	1%	26%	25%	1%
Operating expense(iv)	(35,267)	(27,409)	29%	(68,909)	(55,760)	24%
Operating expense as a % of revenue(v)	20%	20%	- %	19%	20%	(1) %
Total expenses	(42,294)	(34,539)	22%	(84,332)	(69,912)	21%
Income from operations	6,097	932	554%	8,468	999	748%
Adjusted EBITDA(vi)	13,916	8,062	73%	25,373	15,151	67%
Adjusted EBITDA as a percentage of revenue(vii)	8%	6%	2%	7%	5%	2%
Net income (loss)	24	(2,836)	- %	(328)	(5,525)	- %
Adjusted net income (loss) before fair value change in derivative liability and excluding NCI(viii)	565	(2,898)	- %	(1,516)	(5,706)	- %
Adjusted basic and diluted income (loss) per share(ix)	0.01	(0.04)	- %	(0.02)	(0.07)	- %
i.	Free cash flow is a non-IFRS financial measure prepared based on the calculation below.
ii.	Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
iii.	Adjusted gross margin is a non-IFRS financial measure. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue. Adjusted gross profit is calculated by excluding the inventory fair value from gross profit.
iv.	Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
v.	Operating expense as a % of revenue is a non-IFRS financial measure. This metric is calculated as operating expense divided by revenue.
vi.	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found below.
vii.	Adjusted EBITDA as a percentage of revenue is a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.
viii.	Adjusted net (loss) income before fair value change in derivative liability is a non-IFRS financial measure which is calculated by subtracting fair value change in derivative liability from net loss.
ix.	Adjusted basic and diluted income (loss) per share is a non-IFRS financial measure and calculated as adjusted net income (loss) before fair value change in derivative liability divided by weighted average number of common shares.

The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net (loss) Income	24	(352)	(46,711)	832	(2,836)	(2,689)	(4,802)	825
Income/deferred tax recovery (expense)	295	40	(178)	69	46	38	(153)	671
Accretion and interest	3,151	3,155	1,213	1,795	1,950	2,101	2,308	1,681
Depreciation and amortization	6,146	8,026	6,503	6,080	5,880	5,847	5,362	5,678
EBITDA(i)	9,616	10,869	(39,173)	8,776	5,040	5,297	2,715	8,855
Inventory fair value	792	690	865	-	-	-	-	-
Foreign exchange (gain) loss	(212)	(144)	333	120	114	(13)	5	19
Transaction and acquisition costs	2,077	2,958	2,682	881	1,616	630	773	12
Other (gain) loss	-	-	(41)	(1)	42	-	(874)	6
Impairment loss	-	-	23,564	-	-	-	4,964	-
Share-based compensation	881	370	668	824	1,250	1,175	750	881
Loss (gain) on fair value change in derivative liability	762	(3,286)	23,516	43	-	-	(88)	(159)
Adjusted EBITDA(i)	13,916	11,457	12,414	10,643	8,062	7,089	8,245	9,614
Adjusted EBITDA margin(ii)	8%	6%	8%	7%	6%	5%	6%	7%
Adjusted EBITDA - trailing twelve months	48,430	42,576	38,208	34,039	33,010	34,989	38,335	38,452
i.	EBITDA and Adjusted EBITDA are non-IFRS financial measures.
ii.	Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Cash flow from operating activities	8,752	5,486	6,599	8,231	4,686	4,644	6,179	8,928
Changes in non-cash working capital	(4,319)	374	(2,321)	2,419	3,569	(3,961)	3,473	(2,715)
Net cash provided by operating activities	4,433	5,860	4,278	10,650	8,255	683	9,652	6,213
Sustaining capex(i)	(289)	(286)	(345)	(460)	(692)	(361)	(533)	(279)
Lease liability payments	(2,662)	(2,635)	(2,610)	(2,508)	(2,667)	(2,222)	(3,211)	(2,842)
Free cash flow(ii)	1,482	2,939	1,323	7,682	4,896	(1,900)	5,908	3,092
Free cash flow - trailing twelve months	13,426	16,840	12,001	16,586	11,996	16,483	21,991	21,770
i.	Sustaining capex is a non-IFRS measure.
ii.	Free cash flow is a non-IFRS measure.

OUTLOOK

Bricks-and-Mortar Retail

High Tide's wholly owned subsidiary, Canna Cabana, is the largest cannabis retail chain in Canada with 228 locations, subject to the closing of the Company's announced acquisition of four new stores. As previously communicated, the Company reiterates  its long-term goal of surpassing 350 locations nationwide and opening 20-30 locations in calendar 2026, mostly through organic growth, while also evaluating supplemental M&A opportunities of varying sizes.

White Label Initiatives

The Company continues to expand its white label cannabis product portfolio under its flagship Queen of Bud and Cabana Cannabis Co. brands, reaching 41 SKUs across the Canna Cabana store network as at the end of the second fiscal quarter. The Company is also developing several new offerings to further grow its white label portfolio. Currently, white label cannabis SKUs represent approximately 1.7% of the Company's total bricks-and-mortar cannabis sales. Over the long term, the Company anticipates significant growth in its white label portfolio and expects sales of its higher-margin white label brands to reach approximately 20% of total sales.

Cabana Club & ELITE

The Company's Cabana Club and ELITE loyalty programs, which remain the largest such cannabis loyalty programs in the world, continue to expand at a rapid pace across Canada. Cabana Club membership has now surpassed 2.65 million members in Canada, which is up 39% in the past year. Over the long term the Company anticipates exceeding 3 million Cabana Club members in Canada. ELITE, the paid membership tier now exceeds 178,000 members in Canada - after growing by 84% compared to last year - with additional members being onboarded daily. The Company's long term goal is to convert at least 50% of its base tier members into ELITE.

Europe

Remexian continued to gain share of the German medical cannabis market during the second fiscal quarter of 2026, reaching 14% for the three months ended March 2026, up from 10.3% for the three months ended December 2025. Management is encouraged by this trajectory and believes the Company is well positioned to sustain, and potentially grow, its share of the German medical cannabis market in the quarters ahead, supported by its unmatched Canadian supply relationships and the continued growth in the medical cannabis sector in Germany. Consistent with its previously communicated goals and timelines, the Company intends to expand into additional European markets over the coming quarters.

United States

The Company's conviction in the long-term opportunity for its U.S. hemp-derived CBD platforms continues to be reinforced by an evolving federal policy environment. Consistent with the rationale behind becoming founding members of the U.S. National Compassionate Care Council, the Company and NuLeaf Naturals remain focused on helping to shape thoughtful federal and state medical cannabis policy while supporting efforts to expand patient access to cannabinoid therapies.

Federal reform in the U.S. has continued to accelerate. On April 23, 2026, the U.S. Department of Justice and Drug Enforcement Administration moved FDA-approved marijuana drug products and marijuana subject to a state medical marijuana license from Schedule I to Schedule III of the Controlled Substances Act, the most significant shift in U.S. federal cannabis regulation in decades. Building on that order, the DEA has scheduled a new administrative hearing to begin on June 29, 2026 to consider whether all cannabis should be moved from Schedule I to Schedule III. The Company intends to monitor this proceeding closely and has already begun outreach to the Nasdaq Stock Exchange and the TSX Venture Exchange to better understand the impact that broader rescheduling could have on their respective listing policies.

The Company continues to engage with multiple counter parties in the U.S. to explore potential opportunities.

ATM PROGRAM QUARTERLY UPDATE

The Company has not issued equity via an ATM Program for the last five fiscal quarters.

During the six months ended April 30, 2025, the Company issued an aggregate of 11,600 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $52. Pursuant to the Equity Distribution Agreement cash commission of $1 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during year ended October 31, 2025. This ATM Program was effective until July 24, 2025, when the Canadian Shelf Prospectus was withdrawn in order to file a new base shelf prospectus on August 11, 2025.

On August 11, 2025, the Company filed a final short form base shelf prospectus in all Canadian provinces and territories and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission. The shelf prospectus allows the Company to issue up to $100,000 (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 - Shelf Distributions and the policies of the TSXV.

As at the date the financial statements were authorized for issue, no securities had been issued under the shelf and no at-the-market distribution agreement or prospectus supplement had been entered into.

WEBCAST LINK FOR TIDE EARNINGS EVENT

The Company will host a webcast and conference call to discuss its audited results and outlook at 11:30 AM (Eastern Time) on Tuesday, June 16, 2026.

https://app.webinar.net/49ONKGgKpM6

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

North American Toll Free: 1-888-510-2154
International Toll Free (Germany): 498005889782

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada with 228 domestic locations and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 14% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein; the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to generate positive free cash flow and remain free cash flow positive for the fiscal year; free cash flow allowing the Company to finance its growth with internal cash flows; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions; the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; the ability of the company to use cash generated from existing operations to fund future locations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete any offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in any future offering; the anticipated effects of any future offering on the business and operations of the Company; the Company's ability to enter emerging legal cannabis jurisdictions, the ability of the Company to capture additional market share in the amount and on the timelines indicated herein; the ability of the Company to add 20-30 stores this calendar year and reach its goals of 350 stores nationwide, 1 million ELITE members, and 3 million Cabana Club members in Canada, and to convert 50% of base tier members to ELITE, the ability of the Company to sustain or grow its share of the German medical cannabis market and to expand into further European markets in coming quarters; whether additional working capital will be needed to grow Remexian; the ability to remain free cash flow positive for the 2026 fiscal year; the closing of announced acquisitions, the ability of the Company to develop and launch cannabis, white label, and consumption accessory offerings and for sales of its higher-margin white label brands to grow to 20%; the continued stabilization and improvement of e-commerce platforms, the ability to fund store growth internally; and the ability of the Company and its subsidiaries to capitalize on further federal reforms in the U.S. and elsewhere and for these to be a growth opportunity for the Company.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 16:00e 15-JUN-26